Exhibit 12(b)
General Electric Company
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2013	2012	2011	2010	2009

General Electric Company and
consolidated affiliates
Earnings(a)	$15,976	$15,396	$18,794	$14,078	$9,696
Plus:
Interest and other financial charges
included in expense(b)	10,116	12,407	14,422	15,431	17,516
One-third of rental expense(c)	504	510	462	563	595

Adjusted “earnings”	$26,597	$28,313	$33,677	$30,072	$27,807

Fixed charges:
Interest and other financial charges
included in expense(b)	$10,116	$12,407	$14,422	$15,431	$17,516
Interest capitalized	29	28	25	39	42
One-third of rental expense(c)	504	510	462	563	595

Total fixed charges	$10,649	$12,945	$14,908	$16,033	$18,153

Ratio of earnings to fixed charges	2.50	2.19	2.26	1.88	1.53

Preferred stock dividend requirements	$-	$-	$1,031	$300	$300

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.04	1.17	1.40	1.08	0.90

Preferred stock dividend factor on
pre-tax basis	$-	$-	$1,443	$325	$271
Fixed charges	10,649	12,945	14,908	16,033	18,153

Total fixed charges and preferred stock
dividend requirements	$10,649	$12,945	$16,351	$16,358	$18,424

Ratio of earnings to combined fixed
charges and preferred stock dividends	2.50	2.19	2.06	1.84	1.51

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Includes interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.